SCHEDULE 13G
                                 (Rule 13d-102)


  Information Statement Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
                    Thereto Filed Pursuant to Rule 13d-2(b)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                    Advanced Semiconductor Engineering, Inc.
                    ----------------------------------------
                                (Name of Issuer)


                  Common Shares, par value NT$10.00 per share*
                  -------------------------------------------
                         (Title of Class of Securities)


                                 Not applicable
                                 --------------
                                 (CUSIP Number)


                               December 31, 2002
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

* Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American Depositary Shares representing Common Shares.


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |X|  Rule 13d-1(d)

CUSIP No. N/A                         13G                     Page 1 of 4 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         ASE ENTERPRISES LIMITED
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER              634,595,834

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER            -0-
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER          628,395,834
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       -0-

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         628,395,834

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.3%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------

CUSIP No. N/A                         13G                     Page 2 of 4 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         AINTREE LIMITED
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER               628,395,834

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER            -0-
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER          628,395,834
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       -0-

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          628,395,834

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.3%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------

CUSIP No. N/A                         13G                     Page 3 of 4 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         CHANG YAO HUNG-YING
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Taiwan, Republic of China
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER                8,000,606

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER            628,395,834
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER           8,000,606
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       628,395,834

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         636,396,440

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.6%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         IN

-------------------------------------------------------------------------------

CUSIP No. N/A                         13G                     Page 4 of 4 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         JASON C.S. CHANG
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Taiwan, Republic of China
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER               20,254,843

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER            628,395,834
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER          20,254,843
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       628,395,834

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         648,650,677

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.9%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         IN

-------------------------------------------------------------------------------

Item 1(a). Name of Issuer.

     Advanced Semiconductor Engineering, Inc. (the "Company")


Item 1(b). Address of Issuer's Principal Executive Offices.

     26 Chin Third Road
     Nantze Export Processing Zone
     Kaohsiung, Taiwan
     Republic of China


Item 2(a). Name of Person Filing.

     ASE Enterprises Limited ("ASEE")

     Aintree Limited ("Aintree")

     Chang Yao Hung-ying

     Jason C.S. Chang

Item 2(b). Address of Principal Business Office or, if None, Residence.

     The business address of ASEE is: 1408 Worldwide House, 19 Des Voeux Road Central, Central, Hong Kong.

     The address of the registered office of Aintree is: P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

     The business address of Chang Yao Hung-ying is: 10th Floor, No.420 Keelung Road, Section 1, Taipei, Taiwan, Republic of China.

     The business address of Jason C.S. Chang is: Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.


Item 2(c). Citizenship.

     ASEE is incorporated under the laws of Hong Kong.

     Aintree is a company organized under the laws of the British Virgin
Islands.

     Chang Yao Hung-ying is a citizen of Taiwan, Republic of China.

     Jason C.S. Chang is a citizen of Taiwan, Republic of China.


Item 2(d). Title of Class of Securities.

     This statement relates to the Company's Common Shares, par value NT$10.00 per share (the "Shares").

Item 2(e). CUSIP Number.

     Not applicable.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) |_|  Broker or dealer registered under Section 15 of the Exchange Act;

     (b) |_|  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) |_|  Insurance Company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act;

     (e) |_|  Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     (a), (b) and (c)

     ASEE beneficially owns 628,395,834 Shares, representing approximately 19.3% of the outstanding Shares of the Company. ASEE has sole power to vote and dispose of 628,395,834 Shares.

     Aintree beneficially owns 628,395,834 Shares, representing approximately 19.3% of the outstanding Shares of the Company. Aintree holds 100% of ASEE in trust for the benefit of Chang Yao Hung-ying and Jason C.S. Chang. The sole shareholder and sole director of Aintree is Jason C.S. Chang. Aintree has sole power to vote and dispose of 628,395,834 Shares.

     Chang Yao Hung-ying is a director of the Company and of ASEE. Chang Yao Hung-ying, in addition to the Shares she beneficially owns through ASEE and Aintree, directly owns 8,000,606 Shares. In effect, Chang Yao Hung-ying beneficially owns 636,396,440 Shares, representing approximately 19.6% of the outstanding Shares of the Company. She has shared power to vote and to dispose of 628,395,834 Shares and sole power to vote and dispose of 8,000,606 Shares.

     Jason C.S. Chang is the Chairman and a director of the Company and a director of ASEE. Jason C.S. Chang beneficially owns 628,395,834 Shares through Aintree, representing 19.3% of the outstanding Shares of the Company. Jason C.S. Chang, in addition to the Shares he beneficially owns through Aintree, directly owns 20,254,843 Shares. In effect, Jason C.S. Chang beneficially owns 648,650,677 Shares, representing 19.9% of the outstanding Shares of the Company. He has sole power to vote and to dispose of 20,254,843 Shares.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                           ASE ENTERPRISES LIMITED

                                           By:     /s/ Chien-Shen Chang
                                                   -----------------------
                                           Name:   CHIEN-SHEN CHANG
                                           Title:  Director


                                           AINTREE LIMITED

                                           By:     /s/ Jason C.S. Chang
                                                   -----------------------
                                           Name:   JASON C.S. CHANG
                                           Title:  Director


                                           By:     /s/ Chang Yao Hung-Ying
                                                   -----------------------
                                           Name:   CHANG YAO HUNG-YING


                                           By:     /s/ Jason C.S. Chang
                                                   -----------------------
                                           Name:   JASON C.S. CHANG